EXHIBIT 14

CODE OF ETHICS AND BUSINESS CONDUCT

Ethics Policy

The policy of Exxon Mobil Corporation is to comply with all governmental laws, rules, and regulations applicable to its business.

The Corporation's Ethics policy does not stop there.  Even where the law is permissive, the Corporation chooses the course of highest integrity.  Local customs, traditions, and mores differ from place to place, and this must be recognized.  But honesty is not subject to criticism in any culture.  Shades of dishonesty simply invite demoralizing and reprehensible judgments.  A well-founded reputation for scrupulous dealing is itself a priceless corporate asset.

The Corporation cares how results are obtained, not just that they are obtained.  Directors, officers, and employees should deal fairly with each other and with the Corporation's suppliers, customers, competitors, and other third parties.

The Corporation expects compliance with its standard of integrity throughout the organization and will not tolerate employees who achieve results at the cost of violation of law or who deal unscrupulously.  The Corporation's directors and officers support, and expect the Corporation's employees to support, any employee who passes up an opportunity or advantage that would sacrifice ethical standards.

It is the Corporation's policy that all transactions will be accurately reflected in its books and records.  This, of course, means that falsification of books and records and the creation or maintenance of any off-the-record bank accounts are strictly prohibited.  Employees are expected to record all transactions accurately in the Corporation's books and records, and to be honest and forthcoming with the Corporation's internal and independent auditors.

The Corporation expects candor from employees at all levels and adherence to its policies and internal controls.  One harm which results when employees conceal information from higher management or the auditors is that other employees think they are being given a signal that the Corporation's policies and internal controls can be ignored when they are inconvenient.  That can result in corruption and demoralization of an organization.  The Corporation's system of management will not work without honesty, including honest bookkeeping, honest budget proposals, and honest economic evaluation of projects.

It is the Corporation's policy to make full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with the United States Securities and Exchange Commission, and in other public communications.  All employees are responsible for reporting material information known to them to higher management so that the information will be available to senior executives responsible for making disclosure decisions.

Conflicts of Interest Policy

It is the policy of Exxon Mobil Corporation that directors, officers, and employees are expected to avoid any actual or apparent conflict between their own personal interests and the interests of the Corporation.  A conflict of interest can arise when a director, officer, or employee takes actions or has personal interests that may interfere with his or her objective and effective performance of work for the Corporation.  For example, directors, officers, and employees are expected to avoid actual or apparent conflict in dealings with suppliers, customers, competitors, and other third parties.  Directors, officers, and employees are expected to refrain from taking for themselves opportunities discovered through their use of corporate assets or through their positions with the Corporation.  Directors, officers, and employees are expected to avoid securities transactions based on material, nonpublic information learned through their positions with the Corporation.  Directors, officers, and employees are expected to refrain from competing with the Corporation.

Corporate Assets Policy

It is the policy of Exxon Mobil Corporation that directors, officers, and employees are expected to protect the assets of the Corporation and use them efficiently to advance the interests of the Corporation.  Those assets include tangible assets and intangible assets, such as confidential information of the Corporation.  No director, officer, or employee should use or disclose at any time during or subsequent to employment or other service to the Corporation, without proper authority or mandate, confidential information obtained from any source in the course of the Corporation's business.  Examples of confidential information include nonpublic information about the Corporation's plans, earnings, financial forecasts, business forecasts, discoveries, competitive bids, technologies, and personnel.

Directorships Policy

It is the policy of Exxon Mobil Corporation to restrict the holding by officers and employees of directorships in nonaffiliated, for-profit organizations and to prohibit the acceptance by any officer or employee of such directorships that would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Corporation.  Any officer or employee may hold directorships in nonaffiliated, nonprofit organizations, unless such directorships would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the Corporation, or obligate the Corporation to provide support to the nonaffiliated, nonprofit organizations.  Officers and employees may serve as directors of affiliated companies and such service may be part of their normal work assignments.

All directorships in public companies held by directors of the Corporation are subject to review and approval by the Board of Directors of the Corporation.  In all other cases, directorships in nonaffiliated, for-profit organizations are subject to review and approval by the management of the Corporation, as directed by the Chairman.

Procedures and Open Door Communication

Exxon Mobil Corporation encourages employees to ask questions, voice concerns, and make appropriate suggestions regarding the business practices of the Corporation.  Employees are expected to report promptly to management suspected violations of law, the Corporation's policies, and the Corporation's internal controls, so that management can take appropriate corrective action.  The Corporation promptly investigates reports of suspected violations of law, policies, and internal control procedures.

Management is ultimately responsible for the investigation of and appropriate response to reports of suspected violations of law, policies, and internal control procedures.  Internal Audit has primary responsibility for investigating violations of the Corporation's internal controls, with assistance from others, depending on the subject matter of the inquiry.  The persons who investigate suspected violations are expected to exercise independent and objective judgment.

Normally, an employee should discuss such matters with the employee's immediate supervisor.  Each supervisor is expected to be available to subordinates for that purpose.  If an employee is dissatisfied following review with the employee's immediate supervisor, that employee is encouraged to request further reviews, in the presence of the supervisor or otherwise.  Reviews should continue to the level of management appropriate to resolve the issue.

Depending on the subject matter of the question, concern, or suggestion, each employee has access to alternative channels of communication, for example, the Controller's Department; Internal Audit; the Human Resources Department; the Law Department; the Safety, Health and Environment Department; the Security Department; and the Treasurer's Department.

Suspected violations of law or the Corporation's policies involving a director or executive officer, as well as any concern regarding questionable accounting or auditing matters, should be referred directly to the General Auditor of the Corporation.  The Board Affairs Committee of the Board of Directors of the Corporation will initially review all issues involving directors or executive officers, and will then refer all such issues to the Board of Directors of the Corporation.

Employees may also address communications to individual nonemployee directors or to the nonemployee directors as a group by writing them at Exxon Mobil Corporation, 5959 Las Colinas Boulevard, Irving, Texas 75039, U.S.A., or such other addresses as the Corporation may designate and publish from time to time.

Employees wishing to make complaints without identifying themselves may do so by telephoning 1‑800‑963‑9966 or 1‑972‑444‑1990, or by writing the Global Security Manager, Exxon Mobil Corporation, P.O. Box 142106, Irving, Texas 75014, U.S.A., or such other telephone numbers and addresses as the Corporation may designate and publish from time to time.  All complaints to those telephone numbers and addresses concerning accounting, internal accounting controls, or auditing matters will be referred to the Audit Committee of the Board of Directors of the Corporation.

All persons responding to employees' questions, concerns, complaints, and suggestions are expected to use appropriate discretion regarding anonymity and confidentiality, although the preservation of anonymity and confidentiality may or may not be practical, depending on the circumstances.  For example, investigations of significant complaints typically necessitate revealing to others information about the complaint and complainant.  Similarly, disclosure can result from government investigations and litigation.

No action may be taken or threatened against any employee for asking questions, voicing concerns, or making complaints or suggestions in conformity with the procedures described above, unless the employee acts with willful disregard of the truth.

Failure to behave honestly, and failure to comply with law, the Corporation's policies, and the Corporation's internal controls may result in disciplinary action, up to and including separation.

No one in the Corporation has the authority to make exceptions or grant waivers to the Corporation's foundation policies.  It is recognized that there will be questions about the application of the policies to specific activities and situations.  In cases of doubt, directors, officers, and employees are expected to seek clarification and guidance.  In those instances where the Corporation, after review, approves an activity or situation, the Corporation is not granting an exception or waiver but is determining that there is no policy violation.  If the Corporation determines that there is or would be a policy violation, appropriate action is taken.